WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com

N E W S R E L E A S E
November 13, 2006
Toronto Stock Exchange (Venture) Symbol: "WND"
NASDAQ OTC: Symbol: "WNDEF"
Issued and Outstanding: 23,760,789

LAND ACQUSITION IN ARIZONA AND ISSUE OF CONVERTIBLE DEBENTURE

Western Wind Energy is pleased to announce that it has acquired a right of way lease for a contiguous 19,051 acres from the Bureau of Land Management, Department of the Interior in the southwestern United States. The right of way lease entitles Western Wind Energy to test, evaluate and develop suitable sites for the production of electricity derived from wind energy facilities. Western Wind Energy has the first right to convert the right of way lease into a long-term 30-year production lease.

Western Wind Energy is pleased to have acquired such a large, substantial piece of excellent wind resource land in a market where energy demand and prices are escalating.

Western Wind Energy has secured a two-year convertible debenture for US $600,000 from a spouse of a director of the Company. The convertible debenture carries an interest rate of LIBOR +5.98%, payable monthly, and is convertible into units of the Company, each unit comprising of one (1) common share and one (1) share purchase warrant. The units will be convertible at the sole option of the lender, at a price of $1.07 per unit and the attached warrants will be convertible into common shares for a period of two years, at $1.07 per share. There is a bonus payable to the lender of 158,000 common shares at a deemed price of $0.86 per share.

The use of proceeds for the US $600,000 is for a down payment to secure a new wind energy property located in the southwestern United States.

Western Wind Energy currently produces clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi and San Gorgonio Pass (Palm Springs), California. Western Wind Energy's annualized energy output is approximately 75 billion watt hours per year. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 169.4 megawatts from the sale of wind energy electrical generation, to two separate utilities. Western Wind Energy was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 25-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS
"SIGNED"
Jeffrey J. Ciachurski
Chief Executive Officer
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.